Exhibit 99.1

Porto Alegre, August 3, 2005	GERDAU S.A. – CONSOLIDATED
First Semester 2005 Results Brazilian Corporate Law

Conference Calls

August 3rd, 2005

Portuguese: 12 PM (EST)

English: 2:00 PM (EST)

To participate:

•                  Portuguese:

In Brazil: 0800 770.4544 or

11 4613.0501

other countries: +5511 46134525

•                  English:
In the US: 1 800 860.2442
from Brazil: 0800 770.4544 or

 11 4613.0502

other countries: +1 412 858.4600

•                  Internet: www.gerdau.com.br/ing/ri

Ticker symbols

Gerdau S.A.

Bovespa: GGBR3 and GGBR4

NYSE: GGB

Latibex: XGGB

Metalúrgica Gerdau S.A.

Bovespa: GOAU3 and GOAU4

Gerdau Ameristeel Corp.

Toronto: GNA.TO

NYSE: GNA

Shares Outstanding
August 3rd, 2005
Gerdau S.A.
Common:	154,404,672
Preferred:	287,557,361
441,962,033

Metalúrgica Gerdau S.A.
Common:	41,584,395
Preferred:	81,721,590
123,305,985

Gerdau Ameristeel Corp.

Common: 304,287,528

Crude steel output reached 7.0 million metric tons in the semester and grew 5.4% compared to the same period in 2004.

Gross revenues reached R$ 13.4 billion in six months, 18.6% higher than that of the first semester of 2004. Of this total, 61.8% comes from exports and companies abroad.

Exports remain strong reaching US$ 628.1 million through June this year, 23.3% more than in the first semester of last year.

EBITDA (operational cash generation) increases 5.0% in six months compared to the same period in 2004. The total reached R$ 2.7 billion and margin 24.2%.

Net profit reached R$ 1.7 billion in the semester, 31.0% above the results for the same period in 2004. Net margin reached 15.1% compared to 13.7%.

Shareholders of the Brazilian listed Gerdau companies will be paid second quarter dividends on August 24th, 2005. Metalúrgica Gerdau S.A. will pay R$ 0.79 per share, and Gerdau S.A. R$ 0.48 per share.

Investor Relations

Phone: +55 51 3323.2703

E-mail: inform@gerdau.com.br

Additional information

This document and complementary information are available at our site at www.gerdau.com.br/ing/ri.

Highlights

•                  Net Profit – Consolidated net profit for the first six months of the year reached R$ 1.7 billion, 31.0% greater than that of the same period in 2004, when it reached R$ 1.3 billion. This result includes R$ 222,2 million in negative equity pick up resulting mostly from the devaluation of investments abroad, an FX revenue of R$ 233.6 million from debt denominated in foreign currencies in Brazil and R$ 305.8 million from the gains obtained with the incorporation of a subsidiary. Net profit for the Brazilian operations was R$ 1.3 billion, 55.3% more than in the first semester of 2004. In North America net profit reached R$ 359.4 million compared to R$ 394.6 million in the previous year. In the South American operations, ex-Brazil, net profit reached R$ 77.7 million compared to R$ 90.7 million in the period from January through June 2004. Consolidated net margin went from 13.7% to 15.1%.

•                  Revenues – Consolidated revenue reached R$ 13.4 billion in the first semester of 2005, presenting a growth of 18.6% over the same period in 2004. Factors that contributed to these revenues were the consolidation of the new North American units (North Star Steel) and the better performance of the Brazilian operations. The Brazilian operations contributed with 52.0% of this total (R$ 7.0 billion), companies in North America with 43.3% (R$ 5.8 billion) and those in Chile, Uruguay and Argentina with the remaining 4.7% (R$ 623.1 million). Gross revenues of the units abroad added to that of the Brazilian exports represented 61.8% of total consolidated sales in this first half of 2005.

•                  Exports – Shipments from Brazil to foreign customers totaled 1.5 million metric tons in the first six months of the current year, compared to 1.4 million metric tons in the same period in 2004 (+11.9%). These sales generated revenues of US$ 628.1 million, 23.3% greater than that of the first semester of 2004.

•                  EBITDA – Operating cash generation represented by EBITDA (gross profit minus cost of sales, general and administrative plus depreciation and amortization) was R$ 2.7 billion. This amount represents an increase of 5% compared to the figure for the same period in 2004, and EBITDA margin of 24.2%.

•                  Output – Output of slabs, blooms and billets in the first half of 2005 increased 5.4% compared to the same period in the previous year reaching 7.0 million metric tons. Output of rolled products reached 5.3 million metric tons, 5.9% greater than that of the first semester of 2004.

Main Data	1S2005		1S2004		Variation
Output (1,000 t)	7,001		6,641		5.4%
Slabs, blooms and billets Rolled products	5,346		5,051		5.9%

Shipments (1,000 t)	6,753		6,283		7.5%

Gross sales revenue (R$ million)	13,382		11,280		18.6%
Net sales revenue (R$ million)	11,267		9,472		19.0%
EBITDA (R$ million)	2,728		2,599		5.0%
EBTDA (R$ million)	2,727		2,216		23.1%
Net profit (R$ million)	1,703		1,301		30.0%

Shareholders’ Equity (R$ million)	9,121		5,884		55.0%
Total assets (R$ million)	18,801		16,270		15.6%

Gross margin	27.2%		30.4%

EBITDA margin	24.2%		27.4%
Net margin	15.1%		13.7%

Net profit/Shareholders’ Equity (ROE)(1)	39.9%		34.1%

Net Debt / Net total capitalization	25.6%		45.7%
Net debt / EBITDA(2)	0.6	x	1.3	x

(1)          Last 12 months net profit over shareholders’ equity.

(2)          Last 12 months EBITDA.

•                  Second quarter dividends – Shareholders of the Brazilian Gerdau listed companies will be paid second quarter dividends on August 24th based on their holdings at the 15th of that month. Metalúrgica Gerdau S.A. will pay R$ 97.4 million (R$ 0.79 per share), and Gerdau S.A. R$ 212.1 million (R$ 0.48 per share). Dividend payment accumulated for the year totaled R$ 186.5 million at Metalúrgica Gerdau S.A., and R$ 411.3 million at Gerdau S.A. The dividend yield (dividends per share of the last four quarters divided by the stock quote) is of 12.2% and of 8.9% per annum, respectively, calculated based on stock quotes of July 29th, 2005.

•                  Gerdau initiates share buy back program – Metalúrgica Gerdau S.A. and Gerdau S.A. were authorized by their Boards to buy back their stock for future cancellation in the period from May 31st through July 29th. These purchases were made with existing profit reserves. Metalúrgica Gerdau S.A. bought back 424.2 thousand preferred shares and Gerdau S.A., 740.2 thousand preferred shares. These operations were conducted at the stock exchanges at market prices through brokerage firms hired for this specific purpose.

•                  Gerdau Ameristeel reinforces its corporate governance structure in search of competitiveness – Gerdau Ameristeel’s Board of Directors announced on June 1st, that it had appointed Mr. Phillip Casey chairman in addition to his current responsibilities as the CEO through the month of January 2006. The Board also approved the appointment of Mr. Mario Longhi to the position of president of the Company and to the Board as a director in due time. He will take over as CEO in January 2006. Mr. Mario Longhi is now part of Gerdau Ameristeel following an international career of twenty-three years as a member of the executive team at Alcoa, a world benchmark in the aluminum industry. Phillip Casey, being appointed chairman of the Board of Directors takes responsibilities as a strategic player in conducting the growth plans for the Company and where corporate governance issues are concerned.

•                  Activities at the Beaumont, Texas, unit halted —Gerdau Ameristeel has decided to bring to a stop the productive activities at its Beaumont, Texas unit as of May 26th, 2005. This situation will remain until a consensus for that mill’s collective work contract is reached.  The Company has reached out for this legal expedient in order to put an end to the uncertainties resulting from the lack of a collective work contract and to provoke a positive reaction from the United Steelworkers of America – USWA with regards to the proposal presented by the Company to the union’s negotiating committee in May 9th, 2005.

Operational and Corporate Reorganization

Gerdau is conducting an important investment program in South America. It has recently enhanced its geographical reach with a strategic alliance in Colombia, in addition to continuing to invest heavily in Brazil. Investments under way amount to US$ 1.5 billion, which should be concluded by 2007. Additionally, other US$ 900 million are being detailed.

This increase in activities in the region along with strategic, managerial and operational challenges leads the Company to reorganize its subsidiaries. This reorganization will contribute in a decisive manner to the development of alternatives for the future growth of Gerdau.

With this reorganization the Company expects to obtain greater strategic advantages in South America, and greater managerial and operational efficiency through the specialization of the different units and operations. The effort will be concentrated in its main competencies by means of a focused approach, the attaining of critical mass within each operation along with operating synergies.

This reorganization became feasible as a result of changes in Brazilian tax laws at the end of 2004. The main change was the elimination of the cumulative effect of social contributions (PIS and COFINS). This compounding of taxes forced companies to structure themselves vertically, from a corporate law point of view. This vertical integration had to be done in order to eliminate inefficiencies resulting from the cumulative system. Without this tax hurdle, Gerdau may now restructure its businesses in a more efficient way.

The Board of Directors of Gerdau S.A. met in December 3rd, 2004 and authorized the implementation of the reorganization program in companies in South America as the ensuing steps to the two-year old program initiated in Brazil with the integration of the operational activities of Gerdau S.A. with those of Aço Minas Gerais S.A. - Açominas, from which resulted Gerdau Açominas S.A.

The first step of this process, on December 29th, was the capitalization of the holding Gerdau Participações S.A. with stock from Gerdau Açominas S.A. and part of the capital of Gerdau Internacional Empreendimentos Ltda., owned by Gerdau S.A. These stakes are representative of Gerdau Internacional Empreendimentos Ltda., direct and indirect participation in the capital stock of the companies Gerdau Chile Inversiones Ltda., Gerdau Laisa S.A. and Sipar Aceros S.A., as already disclosed.

To complete a sequence of corporate operations, the shareholders of Gerdau Açominas S.A. approved, on July 29th, the breaking up and the incorporation of company net assets into the following companies: GERDAU AÇOS LONGOS S.A., GERDAU AÇOS ESPECIAIS S.A. and GERDAU COMERCIAL DE AÇOS S.A. These companies will be focused and operate in long common steels, specialty long steels and the selling of steel products in general. GERDAU AÇOMINAS S.A., headquartered in Ouro Branco, Minas Gerais, will remain focused mainly in the production of slabs, blooms and billets for export. Additionally, GERDAU AMÉRICA DO SUL PARTICIPAÇÕES S.A. was created to overlook the operations in the other South American operations (except for Brazil). With these new companies, the corporate structure will be as follows:

As a consequence of this corporate restructuring, each Gerdau Açominas S.A. shareholder, the company that previously controlled all Brazilian-based operations, now has a stake in each of the five companies mentioned previously, which will remain non-public corporations.

The chart below presents some of the data for the new companies resulting from the reorganization just concluded. The data are relative to June 30th, 2005:

	Gerdau Açominas S.A.	Gerdau Aços Longos S.A.	Gerdau Aços Especiais S.A.	Gerdau Comercial de Aços S.A.	Gerdau América do Sul Partic. S.A.
Output (1,000 t)*	1,441	1,911	196	—	228
Shareholders’ Equity (R$ thousand)	3,228,571	2,207,922	379,204	517,836	625,183
Total assets (R$ thousand)	5,194,717	4,200,342	571,556	660,600	625,183

* January through June 2005

Gerdau’s corporate governance will remain unchanged with its Board of Directors responsible for the general guidance of business and the Gerdau Executive Committee responsible for the overall operations.

Shareholders of the public companies in Brazil and abroad are not affected in any way by the reorganization. They will continue to hold their stakes in the corresponding companies along with all their rights. In line with the guidelines regarding strategic directives of profitability and growth, Gerdau’s historical commitment is to generate value for the shareholder and the reorganization reflects this objective. The reorganization will make it easier to understand each business segment, will offer greater transparency and will increase the efficiency and the effectiveness of the administrative processes.

Shareholders of Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A. and Gerdau América do Sul Participações S.A. will be entitled to opt to be part of the entire steel business of the Group, including those in North America in addition to getting liquidity for their stakes. Gerdau will offer these shareholders the option to swap their shares for common and preferred stock of Gerdau S.A., owned by Metalúrgica Gerdau S.A.

Second Quarter 2005 Performance

Gerdau S.A. - Consolidated

Output and Sales

The output of slabs, blooms and billets at the Gerdau companies remained at about the same levels of the two first quarters of the year reaching approximately 3.5 million metric tons in each period.  Units in Brazil contributed with 50.4% in the second quarter’s volume while the North American operations contributed with 46.4% and South America with the remaining 3.2%. In the semester, output increased 5.4% compared to the same period in the previous year, reaching 7.0 million metric tons due to, in part, to the incorporation of the new units in North America in November 2004 (North Star Steel).

Output (1,000 metric tons)	2Q05	1Q05	Variation	1S05	1S04	Variation
Crude Steel (slabs, blooms and billets)
Brazil	1,757.3	1,791.3	(1.9)%	3,548.6	3,576.6	(0.8)%

North America	1,618.0	1,606.3	0.7%	3,224.3	2,871.5	12.3%

South America	113.0	115.4	(2.1)%	228.4	192.4	18.7%
Total	3,488.3	3,513.0	(0.7)%	7,001.3	6,640.5	5.4%

Rolled Products
Brazil	991.0	968.4	2.3%	1,959.4	2,120.8	(7.6)%
North America	1,567.6	1,568.4	—	3,136.0	2,703.3	16.0%
South America	123.5	127.3	(3.0)%	250.8	226.6	10.7%
Total	2,682.1	2,664.1	0.7%	5,346.2	5,050.7	5.9%

•                  Output of rolled products reached 2.7 million metric tons in the second quarter, 0.7% greater than the volume produced in the first quarter. Output in Brazil reached 991.0 thousand metric tons (+2.3%), a reflex of the slight recovery in the civil construction sector’s demand. Meanwhile in North America, output remained at the same levels in the two quarters reaching 1.6 million metric tons in each period. In South America (except Brazil), output was of 123.5 thousand metric tons, 4 thousand tons less than in the first quarter.

Output of Blooms, slabs and billets (1,000 metric tons)	Output of Rolled Products (1,000 metric tons)

•                  Consolidated sales reached 3.4 million metric tons in the second quarter this year, 1.3% greater than the volume shipped in the first quarter. Gerdau Açominas, responsible for the operations in Brazil, presented an increase of 5.3%, helped by exports. In North America, shipments were 3.0% lower in the quarter, as a result of the smaller demand for wire rod and flat steel. In the South American countries (except Brazil) sales increased 4.6%, a consequence of the improvement in demand in Argentina and Uruguay. Volumes shipped in the semester increased 7.5% compared to the same period last year, reaching 6.8 million metric tons, due to a great extent to the new units incorporated in November 2004 in North America.

Shipments (1,000 metric tons)	2Q05	1Q05	Variation	1S05	1S04	Variation
Brazil
Domestic market	876.8	865.8	1.3%	1,742.6	1,963.9	(11.3)%
Exports	795.5	721.8	10.2%	1,517.3	1,355.7	11.9%
Total	1,672.3	1,587.6	5.3%	3,259.9	3,319.6	(1.8)%

Abroad
North America	1,582.7	1,631.6	(3.0)%	3,214.3	2,723.2	18.0%
South America	142.2	136.0	4.6%	278.2	239.9	16.0%
Total	1,724.9	1,767.6	(2.4)%	3,492.5	2,963.1	17.9%

Consolidated Total	3,397.2	3,355.2	1.3%	6,752.4	6,282.7	7.5%

•                  Shipments abroad totaled 795.5 thousand metric tons in the second quarter, contributing with 47.6% of total sales in Brazil. These shipments generated net revenues of US$ 349.0 million in the period and accumulated US$ 628.1 million in the first semester this year.

Shipments (1,000 metric tons)	Shipments by Product Line (% over 2Q05 metric tons)

•                  Tonnage shipped from units abroad added to exports from Brazil represented 74.2% of the consolidated volume of the second quarter of 2005.

Results

•                  Consolidated net revenues reached R$ 5.4 billion in the second quarter this year, 6.8% less than in the first quarter. In spite of the increase of 1.3% in volumes shipped, revenues generated in US dollars, when converted into reais, reflect the appreciation of the Brazilian currency, reducing the totals expressed in reais. The Brazilian operations contributed with R$ 2.7 billion to the quarter’s net revenues, that is, 49.1% of the total amount. The business in North America generated net revenues of R$ 2.5 billion and units in South America R$ 258.7 million, 46.1% and 4.8%, respectively, of consolidated net revenues.

•                  Companies abroad and the Brazilian operations exports, together, contributed with 66.9% to total net revenues in the second quarter of 2005.

Net Sales Revenue (R$ millions)	2Q05	1Q05	Variation	1S05	1S04	Variation
Brazil	2,669.4	2,664.7	0.2%	5,334.1	4,530.7	17.7%
North America	2,507.3	2,884.6	(13.1)%	5,391.9	4,594.1	17.4%
South America	258.7	282.6	(8.5)%	541.3	347.2	55.9%
Total	5,435.4	5,831.9	(6.8)%	11,267.3	9,472.0	19.0%

•                  Gross margin was 26.8% in the second quarter this year showing a relative stability in cost of goods sold compared to that of the first quarter when gross margin was 27.6%. Gross profit reached R$ 1.5 billion in the months of April through June, 9.5% less than that of the first three months of 2005, suffering the same FX impact that net revenues suffered.

Net Sales Revenue per ton (R$ per metric ton)	Gross Margin (%)

Obs.: Prices indicated above are influenced by product mix changes and by FX variations in the period.

EBITDA (R$ millions)	2Q05	1Q05	Variation	1S05	1S04	Variation
Brazil	867.2	933.8	(7.1)%	1,801.0	1,648.1	9.3%
North America	386.1	409.9	(5.8)%	796.0	817.5	(2.6)%
South America	59.8	71.3	(16.1)%	131.1	133.1	(1.5)%
Total	1,313.1	1,415.0	(7.2)%	2,728.1	2,598.7	5.0%

•                  EBITDA in the second quarter reached R$ 1.3 billion (R$ 1.4 billion in the first quarter), maintaining the EBITDA margin at the same levels of the previous quarter, at 24.2%.

EBITDA (R$ millions)	EBITDA Margin (%)

Obs.: The EBITDA of companies abroad are influenced by FX  variations

•                  Net financial expenses excluding FX and monetary variations totaled R$ 110.8 million in the quarter compared to R$ 81.0 million in the previous quarter. If taken into consideration revenues from FX variation (R$ 230.3 million) and monetary (R$ 2.8 million), Gerdau had financial revenues in its consolidated second quarter balance sheet of (financial expenses minus financial revenues) of R$ 122.3 million.

EBTDA (R$ millions)	2Q05	1Q05	Variation	1S05	1S04	Variation
Gross profit	1,458.4	1,612.1	(9.5)%	3,070.5	2,883.5	6.5%
Cost of sales	(126.4)	(117.4)	7.7%	(243.8)	(214.7)	13.5%
General/administrative expenses	(227.6)	(292.6)	(22.2)%	(520.2)	(482.3)	7.9%
Depreciation & amortization	208.7	212.9	(2.0)%	421.6	412.2	2.3%
EBITDA	1,313.1	1,415.0	(7.2)%	2,728.1	2,598.7	5.0%
Net financial expenses (excluding FX and monetary variations)	(110.8)	(81.0)	36.8%	(191.8)	(190.7)	0.6%
FX and monetary variations	233.1	(42.0)	—	191.2	(192.3)	—
EBTDA	1,435.4	1,292.0	11.1%	2,727.5	2,215.7	23.1%

•                  The result of equity pickup was negative by R$ 244.6 million in the quarter. This total reflects significant FX variations on investments abroad, fiscal incentive reserves as well as on goodwill amortization in the period.

•                  This second quarter there was a R$ 305.8 million income accounted for as Other Non-operating revenues and results from the benefits incurred with the incorporation of Gerdau Participações by Gerdau Açominas S.A., on May 9th.

•                  Net profit for the second quarter reached R$ 892.6 million, 10.1% more than that of the first quarter. Net margin increased to 13.9%, in the first three months of the year, to 16.4%, in the second quarter.

Net profit (R$ millions)	2Q05	1Q05	Variation	1S05	1S04	Variation
Brazil	711.2	554.8	28.2%	1,266.0	815.3	55.3%
North America	150.2	209.2	(28.2)%	359.4	394.6	(8.9)%
South America	31.2	46.5	(32.9)%	77.7	90.7	(14.3)%
Total	892.6	810.5	10.1%	1,703.1	1,300.6	31.0%

Investments

•                  The second quarter of this year saw investments of US$ 190.0 million, mostly for the construction of the new steel mill in Araçariguama, São Paulo, and for the increase in the installed capacity of the mill in Ouro Branco, Minas Gerais. For the year, the accumulated investment totaled US$ 364.0 million.

Investments (US$ millions)	2Q05	1Q05	1S05
Brazil	139.4	139.9	279.3
Gerdau Açominas	134.7	139.2	273.9
Other	4.7	0.7	5.4

Abroad	50.6	34.1	84.7
North America	40.4	31.6	72.0
South America	10.2	2.5	12.7

Total	190.0	174.0	364.0

•                  Investments made by region in the second quarter are as follows:

Investments per Region (% distribution of 2Q05 investments)

Indebtedness

•                  Net debt at June 30th was R$ 3.1 billion, 22.8% lower than that at March 31st, 2005, reflecting the appreciation of the Brazilian currency vis-à-vis the US dollar and a positive cash generation for the period.

•                  Of the total gross debt, 22.7% was short term (R$ 1.3 billion) and the remaining 77.3% long term (R$ 4.5 billion).

•                  Among the main indicators that limit the indebtedness of the Gerdau companies, the gross debt to EBITDA ratio in the last twelve months was 1.0x. That same EBITDA when compared to net financial expenses and excluding FX and monetary variations was 20.2x.

•                  At the end of June, the main indicators related to indebtedness were as follows:

Ratios	06.30.2005	03.31.2005	06.30.2004
Net debt / Total net capitalization	25.6%	32.6%	45.7%
EBITDA(1) / Net financial expenses(1) (excluding FX and monetary variations)	20.2x	23.4x	8.4x
Gross Debt / EBITDA(1)	1.0x	1.1x	1.6x
Net Debt / EBITDA(1)	0.6x	0.7x	1.3x

(1) – Last twelve months

•                  On June 30th, cash and cash equivalents totaled R$ 2.6 billion, of which R$ 1.4 billion (51.6%) were indexed to a foreign currency, mainly the US dollar.

Indebtedness (R$ millions)	06.30.2005	03.31.2005	06.30.2004
Short term
Domestic Currency - Brazil	206.3	205.8	190.6
Foreign Currency - Brazil	473.0	640.9	1,127.6
Companies Abroad	628.3	765.0	904.5
Total	1,307.6	1,611.7	2,222.7

Long Term
Domestic Currency - Brazil	1,459.7	1,405.6	702.4
Foreign Currency - Brazil	1,528.5	1,679.5	1,887.2
Companies Abroad	1,475.6	1,700.9	1,634.5
Total	4,463.8	4,786.0	4,224.1

Gross Debt	5,771.4	6,397.7	6,446.8
Cash & Cash Equivalents	2,627.1	2,326.3	1,490.1
Net Debt	3,144.3	4,071.4	4,956.7

•                  The long term payment schedule, at June 30th, debentures included, was as follows:

Year	R$ millions
2006	279.3
2007	848.1
2008	672.3
2009	410.5
2010	279.8
After 2010	1,973.8
Total	4,463.8

Corporate Governance

•                  The new Securities and Exchange Commission (SEC) regulation added new requirements that foreign listed companies have to comply with to trade in US stock exchanges. To adapt to these new regulations, Gerdau S.A., which has its shares traded at the New York Stock Exchange, has been adopting measures to consolidate and improve risk management practices in its operations. The Integrated Risk Management initiative reinforces the good corporate governance practices at the Company. Additionally, it establishes formally the planning and the definition of responsibilities in the risk, management, internal audit and other areas involved. In parallel, Gerdau S.A. shareholders at a General Shareholders’ meeting held on April, 28th this year approved the changes in the by-laws concerning the Board of Auditors, adapting it to the requirements of the US law in lieu of the Board of Auditors. With these changes implemented, the Board of Auditors at Gerdau S.A. will now exist permanently with its own statute and a financial specialist.

Non-consolidated data

Metalúrgica Gerdau S.A.

•      Second quarter dividends will be paid on August 24th based on positions held at August 15th. The total being paid is R$ 97.4 million, representing R$ 0.79 per share. Taking into account the compensation paid to shareholders in the last four quarters, the dividend yield (dividend per share divided by the share’s price) is 12.2% per annum calculated on the stock quote of R$ 32,30 per share, recorded on July 29th, 2005.

Period	Dividends (R$ millions)	Per share (R$)	Number of shares (million)	Payment Data
1[o] quarter	89.1	0.72	123.7	05/24/05
2[o] quarter	97.4	0.79	123.3	08/24/05
Total	186.5	1.51	123.3	—

•                  At Bovespa, Metalúrgica Gerdau S.A. (GOAU) shares presented an important liquidity increase in the first semester of 2005, compared to the same period in the previous year. There were 56.445 trades in the first half of the year (+120.0%), with 28.8 million shares traded (+76.9%). These transactions moved R$ 1.4 billion, 49.9% more than in the first semester of 2004. From January through June, trading with preferred shares reached a daily average trading of R$ 9.6 million compared to R$ 6.7 million in the same period in 2004.

•                  From July 2004 to June 2005, the evolution of preferred shares at the São Paulo Stock Exchange was as follows:

BOVESPA (Base 100)

•                  Metalúrgica Gerdau S.A. had a net profit of R$ 342.4 million (R$ 2.77 per share) in the second quarter, 2005, 9.8% greater than that of the first quarter. This profit was the result of, essentially, investments in subsidiaries and affiliates which generated an equity pickup of R$ 341.5 million in the months of April through June.

•                  The company’s shareholders’ equity on June 30th, 2005 was R$ 3.5 billion, representing a shareholders’ equity per share of R$ 28.49.

Gerdau S.A.

•                  Second quarter 2005 dividends will be paid on August 24th, and calculated based on holdings at August 15th. The total to be paid is R$ 212.1 million (R$ 0.48 per share). Considering the compensation to shareholders in the last four quarters, the dividend yield (dividend per share divided by the share’s price) is 8.9% per annum and calculated based on a stock quote of R$ 24,90 per share, as recorded on July 29th, 2005.

Period	Dividends (R$ millions)	Per share (R$)	Number of shares (million)	Payment Data
1[o] quarter	199.2	0.45	442.7	05/24/05
2[o] quarter	212.1	0.48	442.0	08/24/05
Total	411.3	0.93	442.0	—

•                  At the São Paulo Stock Exchange there were 140.0 million Gerdau S.A. (GGBR) shares traded in 173.935 deals during the first semester of 2005, presenting an increase of 171.9% and 101.2%, respectively, over the same period in 2004. These trades moved financial resources totaling R$ 4.7 billion (+86.9%). From January through June, trades with preferred shares presented a daily average trading volume of R$ 33.5 million, 71.7% greater than that of the same months in 2004.

•                  Gerdau S.A. (GGB) level 2 ADRs traded at the New York Stock Exchange (NYSE), moved US$ 1.3 billion in the first semester of 2005, an amount 182.3% greater than that of the same period in 2004 and equivalent to an average daily trading of US$ 10.5 million. There were 94.0 million shares traded, 243.8% more than in 2004.

•                  From July 2004 through June 2005, stock quotes of preferred shares at the São Paulo Stock Exchange and at the New York Stock Exchange was as follows:

BOVESPA (Base 100)	NYSE (Base 100)

•                  At the Latibex (Madrid Stock Exchange), the Gerdau S.A. (XGGB) shares moved € 8.1 million during the first semester of 2005, 244.6% more than in the same period in the previous year. There were 811.6 thousand shares traded, 371.2% more than in the months of January through June 2004.

•                  Gerdau S.A. had a net profit of R$ 743.6 million in the second quarter (R$ 1.68 per share) compared to R$ 694.8 million in the first quarter. This profit comes from basically equity pick up from investments in subsidiaries and affiliated companies, and the income generated with the incorporation of Gerdau Participações S.A. by Gerdau Açominas S.A., completed on May 9th, 2005.

•                  At June 30th, shareholders’ equity was R$ 7.3 billion, equivalent to R$ 16.51 per share.

Gerdau Açominas S.A.

•                  The company produced 1.8 million metric tons of slabs, blooms and billets during the second quarter this year, a volume 1.9% lower than that of the period between January and March. Output of rolled products reached 991.0 thousand metric tons, 2.3% more than in the first quarter.

•                  Shipments totaled 1.7 million metric tons in the months of April through June, 5.3% greater than that of the first quarter. Exports increased reaching 795.5 thousand metric tons, 10.2% above the volume exported in the first quarter. Shipments to other countries contributed with 47.6% of total sales the company had in the quarter and generated revenues of US$ 349.0 million.

•                  Gross revenues reached R$ 3.5 billion in the second quarter this year, 1.8% greater than that of the first quarter. This reflected mostly the increase of 9.7% in the average dollar for export. Net revenues reached R$ 2.7 billion, 2.2% more than in the first three months of the year.

•                  With the increase in exports throughout the first six months of the year, the percentage contribution of these sales to net revenues increased to 32.7% in the second quarter, up from 29.3% in the first quarter. In this manner, the appreciation of the Brazilian currency vis-à-vis the US dollar throughout the second quarter and the stability in dollar denominated costs in both periods resulted in a lower gross margin, going from 40.2% down to 36.6%.

•                  EBITDA in the second quarter reached R$ 845.1 million, 8.7% lower than that of the first quarter. Due to factors already mentioned above, the EBITDA margin fell from 34.9%, in the first quarter, to 31.2%, in the second quarter.

•                  Net profit in the quarter reached R$ 565.2 million, 11.5% greater than that of the months of January through March this year. Net margin stayed at 20.9% in the period.

•                  Based on the result for the period, shareholders will be paid R$ 237.4 million in dividends, on August 24th, relative to the second quarter. This total represents R$ 1.32 per share held at August 15th.

•                  At June 30th, shareholders’ equity was R$ 7.0 billion, equivalent to a shareholders’ equity of R$ 38.69 per share.

Gerdau Ameristeel Corporation

•                  From January through June this year, Gerdau Ameristeel (GNA.TO) shares, traded at the Toronto Stock Exchange, moved Cdn$ 439.3 million, amount 238.9% greater than that of the same months in 2004. There were 62.3 million shares traded in the period presenting an increase of 136.7%. The average daily volume traded surpassed Cdn$ 1.0 million, in the first semester of 2004, to reach Cdn$ 3.5 million, in the first semester of 2005.

•                  At the New York Stock Exchange (NYSE), the company shares (GNA) moved US$ 187.4 million throughout the first semester of 2005, a daily average of US$ 1.5 million. There were 32.5 million shares traded in the period.

•                  The evolution of the stock quotes at the Toronto Stock Exchange in the twelve month period from July 2004 to June 2005 is expressed in the chart below. At the New York Stock Exchange, the chart represents the evolution from October 2004 onward, when the stock began trading at this exchange:

TORONTO STOCK EXCHANGE (Base 100)	NYSE (Base 100)

•      According to Brazilian accounting rules (Brazilian GAAP), net revenues at Gerdau Ameristeel in the second quarter of 2005 reached R$ 2.5 billion, 13.1% lower than that of the first quarter. Although revenues in North America, in US dollars, were the same, this total, when converted into reais, reflects the appreciation of the real vis-à-vis the US dollar in the period.

•      EBITDA also adjusted to Brazilian GAAP, reached R$ 386.1 million in the quarter. This amount was 5.8% lower than that of the first quarter this year due to the same reasons that net revenues were reduced. EBITDA margin went from 14.2%, in the first quarter, to 15.4% in the second.

•      On the second quarter, net profit reached R$ 150.2 million, presenting a net margin of 6.0% in the period.

MANAGEMENT

GERDAU S.A. - Consolidated

BALANCE SHEET

Corporate Law - R$ thousands	Jun. 2005	Mar. 2005
TOTAL ASSETS	18,800,578	19,221,501
Current assets	9,703,021	9,931,457
Cash and cash & equivalents	220,275	292,256
Trade accounts receivable	2,365,677	2,606,374
Taxes recoverable	229,648	209,102
Temporary cash investments	2,406,856	2,034,030
Inventories	4,067,084	4,335,309
Deferred income tax & other	413,481	454,386
Long-term receivables	1,007,523	1,091,380
A/R with related parties	2,244	—
Taxes recoverable	146,791	142,673
Judicial deposits and other	169,768	187,945
Deferred income tax	527,579	577,705
Advance payment for acquisition of invest.	161,141	183,057
Permanent assets	8,090,034	8,198,664
Investments	58,586	64,413
Fixed assets	7,991,818	8,101,625
Deferred	39,630	32,626

Corporate Law - R$ thousands	Jun. 2005	Mar. 2005
TOTAL LIABILITIES	18,800,578	19,221,501
Current liabilities	4,013,661	4,645,400
Loans and Financing	1,304,987	1,604,231
Debentures	2,597	7,462
Trade accounts payable	1,694,436	1,933,444
Taxes payable	341,081	516,477
Dividends payable	—	—
A/P with related parties	—	2,616
Deferred income tax & other	670,560	581,170
Long-term liabilities	5,666,312	6,150,314
Loans and Financing	3,488,382	3,823,797
Debentures	975,411	962,167
Deferred income tax & other	1,202,519	1,364,350
Minority Shareholders	1,820,179	1,657,117
Shareholders' equity	7,300,426	6,768,670
Capital stock	5,206,969	3,471,312
Capital reserves	376,672	376,672
Profit reserves	477,576	2,225,872
Retained earnings	1,239,209	694,814

GERDAU S.A. - Consolidated

FINANCIAL STATEMENT

Corporate Law - R$ thousands	2Q2005	1Q2005	2Q2004	6M2005	6M2004
GROSS SALES REVENUE	6,454,187	6,928,795	6,306,775	13,382,982	11,279,701
Deductions of gross revenue	(1,018,811)	(1,096,890)	(1,007,759)	(2,115,701)	(1,807,679)
Net sales revenue	5,435,376	5,831,905	5,299,016	11,267,281	9,472,022
Cost of sales	(3,977,012)	(4,219,840)	(3,432,740)	(8,196,852)	(6,588,478)
Gross profit	1,458,364	1,612,065	1,866,276	3,070,429	2,883,544
Operating result	(473,589)	(442,902)	(644,483)	(916,491)	(1,069,092)
Selling expenses	(126,385)	(117,343)	(117,588)	(243,728)	(214,670)
General and administrative expenses	(227,589)	(292,629)	(273,837)	(520,218)	(482,289)
Financial income	15,817	60,879	64,662	76,696	110,198
Financial expenses	106,507	(183,843)	(294,072)	(77,336)	(493,183)
Other operating income (expenses), net	2,709	67,580	(3,526)	70,289	14,021
Equity pick-up	(244,648)	22,454	(20,122)	(222,194)	(3,169)
Operating profit	984,775	1,169,163	1,221,793	2,153,938	1,814,452
Non-operating income (expenses), net	305,341	172	6,776	305,513	(2,742)
Profit before taxes/participation	1,290,116	1,169,335	1,228,569	2,459,451	1,811,710
Provision for income tax	(275,533)	(300,394)	(219,683)	(575,927)	(333,058)
Deferred income tax	(116,034)	(51,451)	(128,372)	(167,485)	(163,008)
Statutory participation	(5,901)	(6,993)	(7,184)	(12,894)	(15,019)
Net Profit for the period	892,648	810,497	873,330	1,703,145	1,300,625
Controlling Shareholders	743,610	694,814	742,803	1,438,424	1,124,762
Minority Shareholders	149,038	115,683	130,527	264,721	175,863

METALÚRGICA GERDAU S.A. - Consolidated

CASH FLOW

Corporate Law - R$ thousands	2Q2005	1Q2005	2Q2004	6M2005	6M2004
NET INCOME	899,493	809,668	868,443	1,709,161	1,290,952
Equity pick up	248,789	(10,538)	20,101	238,251	3,148
Provision for credit risk	(1,112)	(6,457)	5,507	(7,569)	8,139
Gain/Loss in fixed asset disposal	642	(42)	4,464	600	9,738
Gain/Loss in disposal/incorporation of investment	(305,931)	—	3,561	(305,931)	3,598
Monetary and exchange variation	(197,181)	39,351	149,354	(157,830)	205,781
Depreciation and amortization	208,694	212,963	240,685	421,657	412,259
Income tax	6,250	119,900	167,292	126,150	256,451
Interest paid	105,618	100,637	111,576	206,255	238,297
Contingencies/legal deposits	(12,608)	553	7,098	(12,055)	14,759
Changes in trade account receivable	117,608	29,401	(462,029)	147,009	(846,652)
Changes in inventories	(45,815)	(61,884)	(262,642)	(107,699)	(448,709)
Changes in trade accounts payable	(92,227)	(92,794)	(32,536)	(185,021)	315,032
Other accounts in operating activities	45,422	55,518	162,869	100,940	97,217
Net cash provided by operating activities	977,642	1,196,276	983,743	2,173,918	1,560,010
Fixed assets acquisitions/ disposals	(439,302)	(388,086)	(267,673)	(827,388)	(487,124)
Deferred charges	(8,175)	(5,921)	(3,678)	(14,096)	(6,315)
Investments acquisitions/ disposals	289	(31,872)	(9)	(31,583)	(12)
Cash (applied to) investing activities	(447,188)	(425,879)	(271,360)	(873,067)	(493,451)
Fixed assets suppliers	(21,529)	(31,135)	3,626	(52,664)	(1,611)
Working capital financing	(181,503)	(184,824)	(210,100)	(366,327)	66,499
Debentures	(2,494)	92,905	(21,961)	90,411	13,578
Proceeds from fixed assets financing	160,252	287,360	148,708	447,612	193,196
Payments of fixed assets financing	(103,846)	(225,370)	(154,903)	(329,216)	(383,860)
Interest paid for financing	(108,611)	(110,032)	(82,754)	(218,643)	(220,330)
Inter companies loans	(778)	(747)	7,785	(1,525)	18,417
Capital increase/Treasury stock	528,775	2,661	567	531,436	(40,343)
Dividend/ interest & statutory particip, payment	(258,208)	(355,645)	(105,509)	(613,853)	(302,467)
Cash provided by (applied to) financing activities	12,058	(524,827)	(414,541)	(512,769)	(656,921)
Net change in cash	542,512	245,570	297,842	788,082	409,638
Cash balance
At the beginning of the period	2,262,592	2,003,945	1,131,525	2,003,945	1,015,726
Effect of exchange rate changes on cash	(229,846)	6,374	59,295	(223,472)	63,298
Opening balance of incorporated companies for the year	(731)	6,703		5,972	—
At the end of the period	2,574,527	2,262,592	1,488,662	2,574,527	1,488,662
Cash composition
Temporary cash investments	2,349,420	1,966,608	1,281,286	2,349,420	1,281,286
Cash	225,107	295,984	207,376	225,107	207,376